Filed pursuant to Rule 433

Registration No. 333-232691

Pricing Term Sheet

$6,250,000,000

B.A.T CAPITAL CORPORATION

$1,750,000,000 2.259% Notes due 2028

$1,250,000,000 2.726% Notes due 2031

$750,000,000 3.734% Notes due 2040

$1,000,000,000 3.984% Notes due 2050

B.A.T. INTERNATIONAL FINANCE P.L.C.

$1,500,000,000 1.668% Notes due 2026

September 22, 2020

Issuers:	BATCAP Notes: B.A.T Capital Corporation (“BATCAP”) BATIF Notes: B.A.T. International Finance p.l.c. (“BATIF” and, together with BATCAP, the “Issuers”)

Guarantors:

BATCAP Notes: British American Tobacco p.l.c.,

B.A.T. International Finance p.l.c., B.A.T. Netherlands Finance B.V. and Reynolds American Inc.

BATIF Notes: British American Tobacco p.l.c.,

B.A.T Capital Corporation, B.A.T. Netherlands Finance B.V. and Reynolds American Inc.

Security Title:

2.259% Notes due 2028 (the “2028 BATCAP Notes”)

2.726% Notes due 2031 (the “2031 BATCAP Notes”)

3.734% Notes due 2040 (the “2040 BATCAP Notes”)

3.984% Notes due 2050 (the “2050 BATCAP Notes” and, together with the 2028 BATCAP Notes, the 2031 BATCAP Notes and the 2040 BATCAP Notes, the “BATCAP Notes”;

1.668% Notes due 2026 (the “BATIF Notes” and, together with the BATCAP Notes, the “Notes”)

Ranking:	Senior and Unsubordinated

Form:	SEC-Registered Global Notes

Principal Amount:	$1,750,000,000 for the 2028 BATCAP Notes $1,250,000,000 for the 2031 BATCAP Notes $750,000,000 for the 2040 BATCAP Notes $1,000,000,000 for the 2050 BATCAP Notes $1,500,000,000 for the BATIF Notes

Maturity Date:

March 25, 2028 for the 2028 BATCAP Notes

March 25, 2031 for the 2031 BATCAP Notes

September 25, 2040 for the 2040 BATCAP Notes

September 25, 2050 for the 2050 BATCAP Notes

March 25, 2026 for the BATIF Notes

Interest Rate:

2.259% per annum for the 2028 BATCAP Notes

2.726% per annum for the 2031 BATCAP Notes

3.734% per annum for the 2040 BATCAP Notes

3.984% per annum for the 2050 BATCAP Notes

1.668% per annum for the BATIF Notes

Benchmark Treasury:

0.500% due August 31, 2027 for the 2028 BATCAP Notes

0.625% due August 15, 2030 for the 2031 BATCAP Notes

1.250% due May 15, 2050 for the 2040 BATCAP Notes

1.250% due May 15, 2050 for the 2050 BATCAP Notes

0.250% due August 31, 2025 for the BATIF Notes

Benchmark Treasury Price and Yield:

100-09 / 0.459% for the 2028 BATCAP Notes

99-16+ / 0.676% for the 2031 BATCAP Notes

95-18+ / 1.434% for the 2040 BATCAP Notes

95-18+ / 1.434% for the 2050 BATCAP Notes

99-291⁄4 / 0.268% for the BATIF Notes

Spread to Benchmark Treasury:	+180 bps for the 2028 BATCAP Notes +205 bps for the 2031 BATAP Notes +230 bps for the 2040 BATCAP Notes +255 bps for the 2050 BATCAP Notes +140 bps for the BATIF Notes

Yield to Maturity:	2.259% for the 2028 BATCAP Notes 2.726% for the 2031 BATCAP Notes 3.734% for the 2040 BATCAP Notes 3.984% for the 2050 BATCAP Notes 1.668% for the BATIF Notes

Day Count Convention:	30/360 (or, in the case of an incomplete month, the number of days elapsed)

Business Day Convention:	Following, Unadjusted

Price to Public:	100.000% for the 2028 BATCAP Notes 100.000% for the 2031 BATCAP Notes 100.000% for the 2040 BATCAP Notes 100.000% for the 2050 BATCAP Notes 100.000% for the BATIF Notes

Net Proceeds to Issuers (before Expenses):	$1,743,875,000 for the 2028 BATCAP Notes $1,245,000,000 for the 2031 BATCAP Notes $745,125,000 for the 2040 BATCAP Notes $992,500,000 for the 2050 BATCAP Notes $1,495,500,000 for the BATIF Notes

Interest Payment Dates:	Semi-annually in arrears on March 25 and September 25 each year, commencing on March 25, 2021

Interest Payment Record Dates:	The close of business on the fifteenth calendar day preceding each Interest Payment Date, whether or not such day is a Business Day (as defined in the Prospectus)

Optional Redemption:

Each Issuer may redeem the relevant series of Notes issued by it in whole or in part, at its option, at any time and from time to time before the applicable Par Call Date (as set out in the table below) at a redemption price equal to the greater of (x) 100% of the principal amount of the series of Notes to be redeemed and (y) as determined by the Independent Investment Banker (as defined in the Prospectus), the sum of the present values of the applicable Remaining Scheduled Payments (as defined in the Prospectus) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed) at the Treasury Rate (as defined in the Prospectus), plus the applicable Make-Whole Spread (as set out in the table below) together with accrued and unpaid interest on the principal amount of the series of Notes to be redeemed to, but excluding, the date of redemption.

Each Issuer may redeem the relevant series of Notes issued by it on or after the applicable Par Call Date at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

	Series 2028 BATCAP Notes 2031 BATCAP Notes 2040 BATCAP Notes 2050 BATCAP Notes	Par Call Date January 25, 2028 December 25, 2030 March 25, 2040 March 25, 2050	Make-Whole Spread 30 basis points 35 basis points 35 basis points 40 basis points
	BATIF Notes	February 25, 2026	25 basis points

Trade Date:	September 22, 2020

Expected Settlement Date:	September 25, 2020 (T+3)

Expected Issue Ratings:	Baa2 (Moody’s) / BBB+ (S&P)

CUSIP:	05526D BR5 for the 2028 BATCAP Notes 05526D BS3 for the 2031 BATCAP Notes 05526D BT1 for the 2040 BATCAP Notes 05526D BU8 for the 2050 BATCAP Notes 05530Q AN0 for the BATIF Notes

ISIN:	US05526DBR52 for the 2028 BATCAP Notes US05526DBS36 for the 2031 BATCAP Notes US05526DBT19 for the 2040 BATCAP Notes US05526DBU81 for the 2050 BATCAP Notes US05530QAN07 for the BATIF Notes

Governing Law:	State of New York

Listing and Trading:	Application will be made to list the Notes on the New York Stock Exchange. No assurance can be given that such application will be approved or that any of the Notes will be listed and, if listed, that such Notes will remain listed for the entire term of such Notes.

Joint Book-Running Managers:	BofA Securities, Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC NatWest Markets Securities Inc. SG Americas Securities, LLC Wells Fargo Securities, LLC

Bookrunners:	BBVA Securities Inc. HSBC Securities (USA) Inc. Santander Investment Securities Inc.

Co-Managers:	Bank of China Limited, London Branch Intesa Sanpaolo S.p.A. Lloyds Securities Inc. SMBC Nikko Securities America, Inc.

Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

AMENDMENTS TO THE PRELIMINARY PROSPECTUS SUPPLEMENT

In addition to the pricing information set forth above, the Preliminary Prospectus Supplement is hereby amended to reflect the following change. Additional conforming changes are made to the Preliminary Prospectus Supplement to reflect the change described herein.

The first paragraph of footnote 2(b) to the Capitalization table appearing under the heading “Capitalization” on page S-21 of the Preliminary Prospectus Supplement is replaced with the following:

“(b) The Tender Offers will decrease our non-current unsecured, guaranteed bond issuances by £1,547 million and will decrease our cash and cash equivalents by £1,618 million. For the purposes of the “As adjusted” column in the capitalization table, we assumed (i) that 100% of the aggregate principal amount of the Tender Offer Notes of each series is tendered pursuant to the Tender Offers and $2 billion aggregate principal amount of Tender Offer Notes (excluding accrued interest) is purchased in accordance with the acceptance priority levels set out in the Offer to Purchase and (ii) the purchase price for each series of Tender Offer Notes will be equal to the hypothetical total consideration for such series of Tender Offer Notes shown in the Offer to Purchase.”

It is expected that delivery of the Notes will be made against payment therefor on or about September 25, 2020, which will be three business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the securities initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisors.

Bank of China Limited, London Branch, as an underwriter, will only offer and sell Notes in non-U.S. jurisdictions, and it will not offer and sell any of the Notes in or from the United States or to any resident of the United States.

Intesa Sanpaolo S.p.A. is not a U.S. registered broker-dealer, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

The Issuers and the Guarantors have filed a registration statement (including a Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement and other documents the Issuers and the Guarantors have filed with the Securities and Exchange Commission (the “SEC”) for more complete information about the Issuer, the Guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the Offering will arrange to send you the Prospectus if you request it by calling BofA Securities, Inc. toll-free at +1 800 294 1322, Deutsche Bank Securities Inc. toll-free at +1 800 503 4611, Goldman Sachs & Co. LLC toll-free at +1 866 471 2526, NatWest Markets Securities Inc. +1 203 897 6166, SG Americas Securities, LLC toll-free at +1 855 881 2018 or Wells Fargo Securities, LLC toll-free at +1 800 645 3751.

This Pricing Term Sheet is only being distributed to and is only directed at persons who are located outside the United Kingdom or persons who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United Kingdom (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) of the Order or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom, or “FSMA”) in connection with the issue or sale of any Notes may lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). Accordingly, by accepting delivery of this Pricing Term Sheet, the recipient warrants and acknowledges that it is such a relevant person. The Notes are available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. No part of this Pricing Term Sheet should be published, reproduced, distributed or otherwise made available in whole or in part to any other person without the prior written consent of the Issuer. The Notes are not being offered or sold to any person in the United Kingdom, except in circumstances which will not result in an offer of securities to the public in the United Kingdom within the meaning of Part VI of the FSMA.

Prohibition of sales to European Economic Area (“EEA”) and United Kingdom (“UK”) retail investors: The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA or in the UK. For these purposes, a retail investor means a person who is one (or more) of (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”), (ii) a customer within the meaning of Directive 2016/97/EU (as amended the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the debt securities described in the attached prospectus supplement or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling such debt securities or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation.